

December 18, 2012

Via E-mail
Mr. H. Lutz Klingmann
President
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia, V7W 2J5
Canada

> **Re: Golden Queen Mining Co. Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Definitive 14A Filed April 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-21777**

Dear Mr. Klingmann:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 32

1.   Based on your disclosure herein, it appears you have included exploration expenses within your general and administrative expenses. Please confirm in future filings you will modify your Management's Discussion and Analysis to separately disclose and

discuss your exploration expenses and your general and administrative expenses. Please provide us with draft disclosure of your planned revisions.

Mineral Property and Exploration Costs, page 38

2.   It appears you have determined that all of your mineral property rights expenditures are impaired in the same period in which the expenditures are incurred. Please tell us your basis for this conclusion. In doing so, explain why you have continued to spend capital resources on mineral properties you consider to be immediately unrecoverable. Please expand your Management's Discussion and Analysis in future filings to address the nature of the historical asset impairment losses and provide us with draft disclosure of your planned revisions.

Controls and Procedures, page 40

3.   Please revise your disclosure to address management's assessment of the effectiveness of the company's internal control over financial reporting as of the year ended December 31, 2011. Specifically include a statement as to whether or not internal control over financial reporting is effective. Additionally, address in more detail the remediation steps the company is conducting to address the noted material weaknesses in the company's internal control over financial reporting.

Signatures, page 43

4.   On September 24, 2010, we issued a comment requesting that you revise the signature page of your annual report on Form 10-K to identify your controller or principal accounting officer and referred you to General Instruction D(2)(a) to Form 10-K. It appears that you continue to omit required signatures. Please amend your Form 10-K to include a signature on behalf of Golden Queen Mining Co. Ltd. by your principal financial officer and your controller or principal accounting officer and indicate the capacity in which each such officer is signing.

Financial Statements
Report of Independent Registered Public Accounting Firm

5.   We note your auditor's report references the work of other auditors whose report is dated July 12, 1996. Please obtain and file this report along with the appropriate consents. Refer to Rule 2-05 of Regulation S-X. Please also note that auditor association is required with the amounts reported from inception through the most recent audited balance sheet date (i.e. the period from inception, November 21, 1985, through December 31, 2011).

Statements of Loss and Comprehensive Loss

6.   Please confirm in future filings you will separately disclose exploration expenses on the face of your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.

Notes to Financial Statements
Note 3 – Mineral Properties

7.   Please confirm in future filings you will revise your disclosure to clarify how you account for mineral rights and how such accounting treatment is consistent with FASB ASC 805-20-55-37. Please provide us with draft disclosure of your proposed changes.

8.   Based on your tabular presentation, it appears to us that previously capitalized exploration expenses have been subsequently impaired. Please note that there is no basis to capitalize exploration expenditures as these expenditures do not meet the recognition criteria of an asset due to the uncertain benefits derived from exploration activities. Please advise or revise.

9.   We note you present a table of historical gross expenditures at their historical cost basis along with an offsetting impairment amount. Please modify your presentation in future filings to be consistent with FASB ASC 360-10-35-20, or tell us why you believe no modification is necessary. Please provide us with a draft of your proposed changes, as applicable.

Definitive 14A filed April 27, 2012

Security Ownership of Management, page 7

10.   We note your statement in footnote 1 that "these amounts exclude beneficial ownership of securities not currently outstanding but which are reserved for immediate issuance on exercise of options. In particular, these amounts include shares issuable upon exercise of options as follows …." Please revise to clarify why the beneficial ownership table excludes the shares issuable upon exercise of options. Also clarify your statement in the second sentence in footnote 1 that the listed amounts are reflected in the beneficial ownership table. We note that the table does not appear to include the listed amounts of securities set forth in footnote 1.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Financial Statements, page 1
Notes to Financial Statements, page 6
Note 7 – Mineral Properties, page 13

11.   Your current presentation does not enable an investor to determine which cost components constitute the balance as of the balance sheet date. Please modify your disclosure in future filings to make clear the components of the final balance, including any new cost basis as the result of impairments. For example, please clarify, on a net basis, how much of the $626,864 balance at September 30, 2012 represents mineral rights and interest costs versus capitalized development costs (including permitting, engineering, reserve-delineation drilling, etc...). Please provide us with draft disclosure of your planned changes.

12.   We note you disclose that as a result of permits obtained in July 2012, you began "capitalizing all expenditures related to Soledad Mountain Project." Please tell us your basis for capitalizing all expenditures related to the Soledad Mountain Project and whether you considered expensing costs that do not result in future benefit, such as exploration expenditures.

Management's Discussion and Analysis of Financial Condition and Results of Operation

13.   Please provide the tabular disclosure of contractual obligations required by Item 303(a)(5) of Regulation S-K or tell us why you believe such disclosure is not required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269, David Link at (202) 551-3356 or me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining